[MOTOROLA LOGO]
July 18, 2008
VIA EDGAR AND FED EX
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Pradip Bhaumik, Attorney-Advisor

Re:	Motorola, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed February 28, 2008 File No. 1-07221
Dear Mr. Bhaumik:
Set forth below are the responses of Motorola, Inc. (“Motorola” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Gregory Q. Brown, President and Chief Executive Officer of the Company, dated July 8, 2008, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) filed February 28, 2008. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.
General
1.	We note the disclosure on pages 3, 58, and elsewhere in your Form 10-K that you sell your products in Asia, the Europe, Middle East and Africa region (“EMEA”), North America, and Latin America, regions that include Iran, Syria, Sudan, and Cuba. Also, it appears from a pull-down menu in the “Government and Enterprise” section on your website that nationals in Cuba, Iran, Sudan, and Syria can contact you to request information on your products. In addition, we are aware of a March 2008 news report indicating that Cuba sells phones purchased in bulk from your company, and a May 2008 news report indicating that your handsets are being sold in Iran. Your filing does not include any specific information regarding contacts with Cuba, Iran, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.
Response:
The matters raised by the Staff’s letter do not pose a material investment risk to Motorola, Inc.’s shareholders, whether measured quantitatively or qualitatively, as described below.
Motorola, Inc. and its subsidiaries (“Motorola” or the “Company”) do not maintain direct contacts, or have any agreements or commercial arrangements, with any entities located in or controlled by the referenced countries and would only anticipate doing so if allowed under U.S. regulations. The Company does not provide any products, equipment, technology, or services to Iran, Syria, Cuba or Sudan, except pursuant to the United Nation’s (“U.N.”) humanitarian program in Sudan as described below. Further, Motorola did not apply for export licenses to Iran, Syria or Cuba.
The Company has sales to the U.N. with an end destination of Sudan under special export licenses for humanitarian purposes in 2006, 2007 and 2008 pursuant to U.N. orders under the Office of Foreign Assets Control exemption found in 31 CFR Section 538.211(e). Sales under the U.N. program totaled a very minor amount in each of 2006, 2007 and 2008 to date, representing less than a hundredth of a percent of Motorola’s net sales in 2006 and 2007 and are therefore immaterial. Products which have been provided for use in Sudan consist of telecommunications equipment, such as radio equipment, and have all been delivered pursuant to licenses issued by the U.S. Commerce Department, Bureau of Industry & Security and/or the U.S. Treasury Department, Office of Foreign Asset Controls. In all such cases, the purchasers and end users to our knowledge consisted of humanitarian or peacekeeping entities of the U.N. For the above reasons, we do not believe the de minimis sales to the U.N. for humanitarian purposes in the Sudan results in any material risk for our shareholders that should be disclosed in our filings.
While we are aware of periodic news reports indicating the presence of Motorola branded consumer products in the referenced countries, typically mobile handsets, we do not and will not knowingly sell any of our products if it is determined that the end destination is a country subject to U.S. sanction or embargo.
Motorola maintains trade compliance policies and processes designed to ensure that no direct or indirect sales are made to Iran, Syria, Sudan or Cuba. The specific compliance processes will vary between business units based on the type of products involved, the distribution channels used and the intended market. All compliance programs include customer, destination and end use screening elements designed to minimize the risk of diversion to destinations subject to U.S. sanctions and export controls. Also, all of our contracts with distributors or other resellers include a compliance with laws provision, including for applicable sales, compliance with export laws and regulations.
The inclusion of the embargoed countries on Motorola’s website was unintentional and not promotional. It in no way reflects a change in our policy of not marketing or selling to Iran, Syria, Sudan or Cuba, either directly or indirectly. These countries have been removed from our website and additional guidance will be provided to the individuals responsible for maintaining the Company’s website.
In connection with the responses in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-7646.
Sincerely,
/s/ Carol H. Forsyte
Carol H. Forsyte
Corporate Vice President, Law, Securities
Motorola, Inc.

cc:	Cecilia Blye, Chief, Office of Global Security Risk Larry Spirgel, Assistant Director, Division of Corporation Finance